SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 6 August 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosure:
Further cautionary announcement dated 6 August 2004

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes: JSE - SOL
NYSE - SSL
("Sasol")
Further Cautionary Announcement
Further to the announcement by Sasol and Petroliam Nasional Berhad ("Petronas") of Malaysia (hereinafter jointly referred to as "the parties") on 19 February 2004 concerning the proposed merger of their respective interests in Sasol's Liquid Fuels Business and Engen in a joint venture to create a leading South African liquid fuels business, Sasol shareholders are advised that the parties are still involved in negotiations which, if successfully concluded, may have a material effect on the price of Sasol's securities.

Shareholders are accordingly advised to continue exercising caution when dealing in Sasol securities until a full announcement is made.

6 August 2004
Issued by: Sponsor
Deutsche Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 6 August 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary